

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Mr. Guoqing Jiang
President and Chief Executive Officer
Tianyin Pharmaceutical Co. Inc.
23rd Floor, Unionsun Yangkuo
Plaza No. 2 Block 3
Renmin Road South
Chengdu 610041 P. R. China

>   **Re: Tianyin Pharmaceutical Co. Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **File No. 001-34189**

Dear Mr. Jiang:

We have reviewed your May 12, 2011 and April 4, 2011 responses to our February 17, 2011 comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, amending your filings or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendments filed and/or information provided, we may raise additional comments.

1. We are unable to concur that the effect of the error in your financial statements is not material to the quarters ended September 30, 2009, December 31, 2009 and March 31, 2010. Accordingly, you should amend your Forms 10-Q for the quarters ended September 30, 2010, December 31, 2010 and March 31, 2011 to restate the financial statements for each period reported, including the comparative prior year period in these filings. Also, confirm to us that you will make corresponding revisions to your financial statements for fiscal year ended June 30, 2010 in your Form 10-K for fiscal year ended June 30, 2011.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3854.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant